

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 25, 2017

Olivier G. Thirot
Chief Financial Officer
Kelly Services, Inc.
999 West Big Beaver Road
Troy, Michigan 48084

>   Re: **Kelly Services, Inc.**
>   **Form 10-K for Fiscal Year Ended January 1, 2017**
>   **Filed February 17, 2017**
>   **File No. 0-01088**

Dear Mr. Thirot:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications